

Mail Stop 7010

December 11, 2008

via U.S. mail and facsimile

Ken Globus, President
United-Guardian, Inc.
230 Marcus Boulevard
Hauppauge, New York 11788

   RE: United-Guardian, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Filed March 27, 2008
     Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,
     June 30, 2008 and September 30, 2008
     File No. 1-10526

Dear Mr. Globus:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A(T). Controls and Procedures, page 16

1. We note your statement that a "[b]ecause of the inherent limitations of any internal system of disclosure controls and procedures, any evaluation of disclosure controls can provide only reasonable assurance, not absolute assurance, that all control issues, if any, within a company have been detected." Please revise your disclosure in future

filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Consolidated Statements of Cash Flows, page F-7

2. In future filings, please revise your presentation of cash flows from operating activities using the indirect method to begin with net income instead of net income from continuing operations. Refer to paragraph 28 of SFAS 95 for guidance.

3. Please confirm to us that your discontinued operations (a) did not have any investing or financing cash flows or (b) that you have combined such cash flows with your investing and financing cash flows from continuing operations. Refer to footnote 10 to paragraph 26 of SFAS 95 for guidance. Please also note that in MD&A in future filings you should be describing how cash flows from discontinued operations are reflected in your cash flows statements, and quantify those cash flows if they are not separately identified (i.e., investing and financing cash flows). Please also describe how you expect the absence of these cash flows related to the discontinued operations to impact your future liquidity and capital resources.

Note A – Nature of Business and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

4. We note the customers for your proprietary cosmetic and other personal care products are your marketing partners instead of the end purchaser (i.e., cosmetic and other personal care manufacturers). If this is correct, please revise your revenue recognition policy in future filings for these revenue transactions to clarify the following:
   - You are recognizing revenue when you ship your products to your marketing partners.
   - At shipment of your products, the risk of loss has transferred to your marketing partners in addition to title to the products passing, if correct. Refer to SAB Topic 13.A.3 for guidance.
   - Persuasive evidence of a sales arrangement exists at shipment to the customer, if correct. For example, you are not obligated to repurchase the product and/or collection of the sale is not contingent upon the customer selling the product to a

third party. Otherwise, please provide us with a detailed explanation as to how you determined it is appropriate to recognize revenue with such rights available to your customers. Refer to Question 2 of SAB Topic 13.A.2 for guidance.

Please provide us with the disclosure you intend to include in future filings.

Marketable Securities and Temporary Investments, page F-9

5. In future filings, please disclose the nature of your investment income.

6. In future filings, please disclose your accounting policy for your temporary investments. Refer to SFAS 115 for guidance. As appropriate, please also disclose how you estimate the fair value of your temporary investments.

Income Taxes, page F-11

7. We note your policy is to recognize interest related to your tax positions in other expense. However, paragraph 19 of FIN 48 states interest may be recognized as income taxes or interest expense. Please revise your consolidated financial statements accordingly in future filings.

Note B – Marketable Securities, page F-14

8. In future filings, please disclose the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings for the period. Refer to paragraph 21.d. of SFAS 115 for guidance.

Exhibit 31

9. Please amend your December 31, 2007 Form 10-K to provide the certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conforms to the language in Item 601(B)(31) of Regulation S-K. Specifically, please:
   • Remove the title of the certifier from the introduction.
   • Include the phrase, "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" in the introduction for paragraph 4.
   • Include paragraph 4.b.regarding the design of your internal control over financial reporting.

Please note that when you amend your Form 10-K to provide the revised 302 certifications, the certifications should refer to your amended filing in the first paragraph. Also, you only need to include Item 9A(T). Controls and Procedures and Item 15. Exhibits and Financial Statement Schedules, as such you do not need to include paragraph 3 of the certifications.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

5. Investments, page 7

10. We note your disclosure that your available-for-sale securities are valued at fair value
using level 1 inputs and the market approach as defined by SFAS 157. Please revise
your disclosure in future filings to clarify whether you are valuing all of your
available-for-sale securities using quoted prices (unadjusted) in active markets for
identical assets or liabilities, if correct. In this regard, stating you use the market
approach without further clarification could be interpreted to mean that you value
certain of your securities using unobservable inputs based on the complete definition
in paragraph 18.a. of SFAS 157. Otherwise, please revise your disclosure in future
filings to address each of the following:
- Disclose that you value certain of your available-for-sale marketable securities
using level 3 inputs.
- Separately disclose those available-for-sale marketable securities valued using
level 1 inputs versus level 3 inputs. Refer to paragraph 32 of SFAS 157.
- In your critical accounting policies section of MD&A, provide detailed
disclosures of the methods used to estimate the fair value of your available-for-
sale marketable securities using level 3 inputs; the material assumptions used in
each method used; and a sensitivity analysis of those assumptions on the
estimated fair value. Refer to Section 501.14 of the Financial Reporting
Codification for guidance.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 13

Liquidity and Capital Resources, page 17

11. We note accounts receivable, net increased 43.5% as of September 30, 2008 from the
December 31, 2007 balance and is 12.0% of total current assets as of September 30,
2008. In future filings, please include disclosure of your analysis of the collectibility
of accounts receivable, net. For example, it may be useful to disclose the days sales
outstanding for accounts receivable, net for each period presented along with an
analysis of any material increases or decreases in the number of days. Refer to
instruction 5 to Item 303(A) of Regulation S-K and Section 501.13 of the Financial
Reporting Codification for guidance.

* * * *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter on EDGAR that keys
your responses to our comments and provides any requested information. Detailed

response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief